

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

Via E-mail
Mr. Tony Strange, Chief Executive Officer and President
Gentiva Health Services, Inc.
3350 Riverwood Parkway, Suite 1400
Atlanta, GA 30339-3314

     Re: Gentiva Health Services, Inc.
           Form 10-K for Fiscal Year Ended
           December 31, 2010
           Filed March 11, 2011
           File No. 001-15669

Dear Mr. Strange:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Pamela Howell
                  for

                  John Reynolds
                  Assistant Director